# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Turtle Beach Corporation, CIK 0001493761
CUSIP: 900450206
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 15822 Bernardo Center Drive, Suite 105, San Diego, California (CA), 92127
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-006861
Filed by CIK 0001423876

## Reporting persons
- Linmar Capital Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,743,218; sole dispositive power 0; shared dispositive power 1,743,218; aggregate amount beneficially owned 1,743,218 (8.7% of the class)
- Garnet Equity Capital Holdings, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,743,218; sole dispositive power 0; shared dispositive power 1,743,218; aggregate amount beneficially owned 1,743,218 (8.7% of the class)
- AMS Investors, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,743,218; sole dispositive power 0; shared dispositive power 1,743,218; aggregate amount beneficially owned 1,743,218 (8.7% of the class)
- Joseph A. Cohen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,743,218; sole dispositive power 0; shared dispositive power 1,743,218; aggregate amount beneficially owned 1,743,218 (8.7% of the class)
- Abraham Morris Shamah: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,743,218; sole dispositive power 0; shared dispositive power 1,743,218; aggregate amount beneficially owned 1,743,218 (8.7% of the class)

## Item 1. Issuer
Name of issuer: Turtle Beach Corporation
Address of issuer's principal executive offices: 15822 Bernardo Center Drive, Suite 105, San Diego, California 92127

## Item 2. Person Filing
Name of person filing:
Linmar Capital Fund, LP
Garnet Equity Capital Holdings, Inc.
AMS Investors, LLC
Joseph A. Cohen
Abraham Morris Shamah
Address of principal business office or, if none, residence:
Linmar Capital Fund, LP
Garnet Equity Capital Holdings, Inc.
AMS Investors, LLC
Joseph A. Cohen
Abraham Morris Shamah

575 Madison Ave, Suite 1601, New York, NY 10022
Citizenship:
Linmar Capital Fund, LP - Delaware
Garnet Equity Capital Holdings, Inc. - Delaware
AMS Investors, LLC - Delaware
Joseph A. Cohen - United States
Abraham Morris Shamah - United States

## Item 4. Ownership
Amount beneficially owned:
Linmar Capital Fund, LP - 1,743,218
Garnet Equity Capital Holdings, Inc. - 1,743,218
AMS Investors, LLC - 1,743,218
Joseph A. Cohen - 1,743,218
Abraham Morris Shamah - 1,743,218

*The Common Stock (the "Shares") reported herein include (i) Shares held by Linmar Capital Fund, LP ("Linmar") and any other accounts managed by the Managers (as defined below); and (ii) Shares which Linmar may acquire through the exercise of options. Linmar is managed by Garnet Equity Capital Holdings, Inc. ("Garnet Equity") and AMS Investors, LLC ("AMS", and together with Garnet Equity, the "Managers"). Mr. Cohen and Mr. Shamah are the control persons of the Managers.

The percentages reported herein are calculated based upon the statement in the Issuer's Form 10-K filed with the SEC on March 17, 2025, that there were 19,971,117 Shares outstanding as of February 28, 2025.
Percent of class:
Linmar Capital Fund, LP - 8.7%
Garnet Equity Capital Holdings, Inc. - 8.7%
AMS Investors, LLC - 8.7%
Joseph A. Cohen - 8.7%
Abraham Morris Shamah - 8.7%
Sole power to vote or to direct the vote:
Linmar Capital Fund, LP - 0
Garnet Equity Capital Holdings, Inc. - 0
AMS Investors, LLC - 0
Joseph A. Cohen - 0
Abraham Morris Shamah - 0
Shared power to vote or to direct the vote:
Linmar Capital Fund, LP - 1,743,218
Garnet Equity Capital Holdings, Inc. - 1,743,218
AMS Investors, LLC - 1,743,218
Joseph A. Cohen - 1,743,218
Abraham Morris Shamah - 1,743,218
Sole power to dispose or to direct the disposition:
Linmar Capital Fund, LP - 0
Garnet Equity Capital Holdings, Inc. - 0
AMS Investors, LLC - 0
Joseph A. Cohen - 0
Abraham Morris Shamah - 0
Shared power to dispose or to direct the disposition:
Linmar Capital Fund, LP - 1,743,218
Garnet Equity Capital Holdings, Inc. - 1,743,218
AMS Investors, LLC - 1,743,218
Joseph A. Cohen - 1,743,218
Abraham Morris Shamah - 1,743,218

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- Linmar Capital Fund, LP: Joseph A. Cohen, President of Garnet Equity Capital Holdings, Inc. (05/14/2025)
- Garnet Equity Capital Holdings, Inc.: Joseph A. Cohen, President (05/14/2025)
- AMS Investors, LLC: Abraham Morris Shamah, Managing Member (05/14/2025)
- Joseph A. Cohen: Joseph A. Cohen, Joseph A. Cohen (05/14/2025)
- Abraham Morris Shamah: Abraham Morris Shamah, Abraham Morris Shamah (05/14/2025)